SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

HARVARD BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

416906105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 416906105

1)

Name of Reporting Person

Kopp Investment Advisors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	1,007,880

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	576,330*

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,007,880

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

3.27%

12)

Type of Reporting Person

IA

* These shares are owned by clients of Kopp Investment Advisers, LLC (“KIA”) and are held as discretionary accounts managed by KIA.

SCHEDULE 13G

CUSIP No. 416906105

1)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,007,880

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

3.27%

12)

Type of Reporting Person

HC

SCHEDULE 13G

CUSIP No. 416906105

1)

Name of Reporting Person

Kopp Holding Company*

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

None

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

0%

12)

Type of Reporting Person

HC

* Kopp Holding Company was dissolved as of December 31, 2007.

SCHEDULE 13G

CUSIP No. 416906105

1)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	500,000

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,076,330

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount In Row (9)

3.49%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. 416906105

ITEM 1(a).

Name of Issuer.

Harvard Bioscience, Inc.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

84 October Hill Road

Holliston, Massachusetts 01746

ITEM 2(a).

Names of Persons Filing.

1)

Kopp Investment Advisors, LLC

2)

Kopp Holding Company, LLC

3)

Kopp Holding Company

4)

LeRoy C. Kopp

This Statement is filed by Kopp Investment Advisors, LLC on behalf of all of the above persons pursuant to Rule 13d-1(k).  Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them.  KIA is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  It is wholly-owned by Kopp Holding Company, LLC, which is controlled by Mr. Kopp.  Kopp Holding Company was dissolved as of December 31, 2007.

ITEM 2(b).

Address of Principal Business Office.

All reporting persons may be contacted at 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

ITEM 2(c).

Citizenship or Place of Organization.

Kopp Investment Advisors, LLC and Kopp Holding Company, LLC are Minnesota limited liability companies.  Kopp Holding Company, formerly a Minnesota corporation, was dissolved as of December 31, 2007.  Mr. Kopp is a United States citizen.

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.01 par value, of Harvard Bioscience, Inc.

ITEM 2(e).

CUSIP Number.

416906105

ITEM 3.

If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]*	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
(g)	[X]*	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).
*

Kopp Investment Advisors, LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.  Kopp Holding Company, LLC is a parent holding company in accordance with Section 13d-1(b)(1)(ii)(G).  Prior to its dissolution, Kopp Holding Company was a parent holding company in accordance with Section 13d-1(b)(1)(ii)(G).  Mr. Kopp is a control person in accordance with Section 13d-1(b)(1)(ii)(G).

ITEM 4.

               Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

The filing of this Statement shall NOT be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.  Neither any of the reporting persons nor any client or shareholder thereof is a member of a “group” for any purpose.

ITEM 5.

               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [X]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 3.

ITEM 8.

               Identification and Classification of Members of the Group.

N/A

ITEM 9.

               Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 4th day of January, 2008.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

AGREEMENT

The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of:  Kopp Investment Advisors, LLC, a Minnesota limited liability company; Kopp Holding Company, LLC, a Minnesota limited liability company, of which Kopp Investment Advisors, LLC is a wholly-owned subsidiary; Kopp Holding Company, formerly a Minnesota corporation; and LeRoy C. Kopp, who controls 100% of outstanding interests of Kopp Holding Company, LLC.

Dated:  January 4, 2008

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp